UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 12, 2010

Commission File Number: 001-33916

GEROVA FINANCIAL GROUP, LTD.

Metropolitan House
20 Brindley Road
Manchester M16 9HQ
United Kingdom
44 161 886 4764
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Other Events

As indicated in our Form 6-K dated May 3, 2010, an extraordinary general meeting (the “EGM”) of the shareholders of GEROVA Financial Group, Ltd. (“GEROVA”) was held on May 12, 2010.

As a result of the resolutions approved at the EGM:

•           GEROVA adopted its Third Amended and Restated Memorandum and Articles of Association which provides for, among other things, an increase in the authorized number of our ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) to 500 million and an increase in the authorized number of our preferred shares to 500 million.

•           all 742,250 of GEROVA’s Series A Fixed Price Mandatory Convertible Preferred Shares (the “Series A Preferred”) were converted into an aggregate of 123,708,333 Ordinary Shares (the “Conversion Shares”) at a conversion price of $6.00; certain of which Conversion Shares are subject to reduction based on appraisal and the results of pending audits; and

•           GEROVA adopted its 2010 Stock Incentive Plan.

As a result of the actions taken at the EGM, there now are currently issued and outstanding a total of approximately 133,383,310 Ordinary Shares.

As reported in our Form 6-K dated May 3, 2010, the record owners of the Series A Preferred amended and restated a registration rights agreement with GEROVA which provided for, among other things:

(a)           the extension of the date of the initial required filing of the Form F-1 registration statement with the Securities and Exchange Commission (the “SEC”) from April 20, 2010 to July 31, 2010 and the extension of the required date of effectiveness of such registration statement from July 31, 2010 to December 31, 2010;

(b)           that the Conversion Shares will be distributed and delivered to the to the record owners and to the former limited partners and equity owners of the pooled investment vehicles managed by Stillwater Capital Partners, Inc. (“Stillwater”) and Weston Capital Asset Management, LLC (“Weston”) only upon that date which shall be the latest to occur of: (i) the completion of the post-closing audit and adjustment of the assets of the funds previously managed by Stillwater and Weston, (ii) the effectiveness of the above registration statement to be filed with the SEC, or (iii) January 31, 2011, or such other date as may be approved by the board of directors of GEROVA and by written consent of all the record owners of the Conversion Shares.

On May 12, 2010, GEROVA issued a press release and on May 13, 2010, GEROVA conducted an investor conference call and webcast. A copy of the press release is annexed hereto as Exhibit 99.1 and incorporated herein by reference.  A copy of GEROVA’s PowerPoint presentation posted on its website at www.gerova.com is annexed hereto as Exhibit 99.2 and incorporated herein by reference.

Where to Find Additional Information

GEROVA is a foreign private issuer. As such, the dates on which it is required to file annual or periodic reports under the Securities Exchange Act of 1934, as amended, are not the same as are required for domestic issuers.  In addition certain proxy statements and related materials sent to shareholders are not subject to review and comment by the SEC.  GEROVA intends to file with the SEC its Form 20-F Annual Report for the fiscal year ended December 31, 2009 on or about May 31, 2010, or as soon thereafter as is practicable, prior to its June 30, 2010 due date.  Copies of all documents filed by GEROVA will be available at the website maintained by the SEC at www.sec.gov.  Copies of such filings can also be obtained, without charge, by directing a request to GEROVA at the address on the cover page of this report.

Exhibits

Exhibit Number	Description

99.1	Press Release of GEROVA Financial Group, Ltd. dated May 12, 2010.

99.2	Power point presentation of GEROVA Financial Group, Ltd.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD

May 14, 2010	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President